[redacted]

07027564

DORSEY
DORSEY & WHITNEY LLP

JASON BRENKERT
(303) 352-1133
FAX (303) 629-3450
brenkert.jason@dorsey.com

SEC MAIL PROCESSING
RECEIVED
OCT 22 2007
WASH. D.C.
161
SECTION

October 19, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **Amended Rule 12g3-2(b) Application**
Paragon Minerals Corporation
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35102)

Ladies and Gentlemen:

On behalf of our client, Paragon Minerals Corporation (the "***Company***"), we hereby amend the previous application of the Company submitted to the Securities and Exchange Commission, seeking exemption from the registration requirements of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***") pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12g3-2(f), the Company applies for exemption from paper delivery requirements of information required under paragraph 12g3-2(b)(1)(iii) by making such information available on an electronic information delivery system as detailed in Schedule A attached hereto.

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call me at (303) 352-1133.

Very truly yours,

DORSEY & WHITNEY LLP

Jason K. Brenkert

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

JKB
Enclosures

SCHEDULE A

PARAGON MINERALS CORPORATION

AMENDED APPLICATION FOR EXEMPTION

Pursuant to Rule 12g3-2(f), the Paragon Minerals Corporation (the "Company") applies for exemption from paper delivery requirements of information required under paragraph 12g3-2(b)(1)(iii) by making such information available on an electronic information delivery system as below.

Information Delivered To:

1.1 **The Director of Corporations as required under the Business Corporations Act (Canada) and regulations, the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations, the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations and the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations:**

(a) Director of Corporations under Business Corporations Act (Canada) website is http://strategis.ic.gc.ca/ic_wp-pa.htm. The link for search for federal corporations is http://strategis.ic.gc.ca/cgi-bin/sc_mrksv/corpdir/dataOnline/search.cgi?lang=e.

(b) British Columbia Registrar of Companies: https://www.bconline.gov.bc.ca

In conducting the search, the person must open an account with BC Online in order to access the information.

(c) Newfoundland and Labrador Registry of Companies: https://cado.eservices.gov.nl.ca/

1.2 **Securities Commissions of British Columbia, Alberta, Quebec, and Ontario under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario) the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations, Multilateral Instrument 54-101, Shareholder Communications, National Instrument 45-106, Prospectus and Registration Exemptions, Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects:**

This information is available on the SEDAR website at www.sedar.com. The Company's information can be obtained from the following link:

http://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00024640

A Report of Exempt Distribution, is not available on SEDAR and can be obtained on the website for the BC Securities Commission at www.bcsc.bc.ca. The Company's information can be obtained from the following link:

http://www.bcsc.bc.ca/Search/Results.asp?s=paragon%20minerals

1.3 **Materials filed with the TSX Venture Exchange:**

The majority of the documents are available on the SEDAR website at www.sedar.com.

Bulletins issued by the TSX Venture Exchange can be obtained from the following link:

http://infoventure.tsx.com/TSXVenture/TSXVentureHttpController?GetPage=CompanyDocuments&PO_ID=1107936&BulletinsMode=on

1.4 **Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations:**

These materials are available on the SEDAR website at www.sedar.com.

END